UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of December 2010
Commission File Number: 333-169170
SOUFUN HOLDINGS LIMITED
(Translation of registrant’s name into English)
8/F, T3 Xihuan Plaza, 1 Xizhimenwai Avenue, Xicheng District,
Beijing 100044, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Exhibit Index
EX-99.1

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUFUN HOLDINGS LIMITED
By:	/s/ Vincent Tianquan Mo
Name:	Vincent Tianquan Mo
Title:	Executive Chairman

Date: December 23, 2010

Exhibit Index

Exhibit 99.1	—	Press Release